Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2004	2005	2006	2007	2008
Income from continuing operations before income tax	$129,911	$290,980	$398,222	$510,496	$480,817

Add:
Fixed charges	80,686	115,410	149,766	207,835	269,020
Amortization of capitalized interest	7,248	3,266	5,537	6,652	8,244

Less:
Interest capitalized	3,048	10,387	14,758	7,251	10,345
Equity in (losses) gains of unconsolidated affiliates	—	—	—	—	—
Losses attributable to minority interests	—	—	—	—	—

Earnings as adjusted	$214,797	$399,269	$538,767	$717,732	$747,736

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$60,684	$81,960	$104,858	$160,642	$205,516
Interest capitalized	3,048	10,387	14,758	7,251	10,345
Portion of rent expense representative of interest (30%)	16,954	23,063	30,150	39,942	53,159

Fixed charges	$80,686	$115,410	$149,766	$207,835	$269,020

Ratio of earnings to fixed charges	2.66	3.46	3.60	3.45	2.78